FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         August, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 29th day of August, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

VANCOUVER, B.C., August 29, 2005 — Clearly Canadian Beverage Corporation (OTCBB:CCBEF) today reported unaudited consolidated financial results for its second fiscal quarter ended June 30, 2005. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS.)

Per share figures have been adjusted in the following financial results to reflect a 10:1 consolidation which was completed May 2, 2005.

Three months ended June 30, 2005 (Q2-2005) compared with three months ended June 30, 2004 (Q2-2004)

Sales were $2,561,000 for Q2-2005 compared with $3,131,000 for Q2-2004, a decrease of 18%. This decline in sales is attributable to the cumulative impact of significantly reduced sales and marketing activities in recent years. This has been a direct result of working capital constraints which the Company has attempted to address, for the most part, through the Company’s recently completed financings with BG Capital Group Ltd. (see news release dated June 2, 2005).

There was no significant change in our cost of sales and gross margin percentages, being 69% and 31% respectively, for Q2-2005 versus 70% and 30% respectively for Q2-2004.

General and administrative expenses were $46,000 lower in Q2-2005 compared with Q2-2004, as a result of ongoing cost cutting measures.

Selling expenses of $824,000 in Q2-2005 were approximately 32% of sales, compared with $892,000 or approximately 28% of sales in Q2-2004. The increase in the percentage of sales expended on selling expenses is a reflection of the increased cost associated with attempting to maintain market share in a competitive business throughout North America. During the balance of 2005, and in connection with the recent completion of its financing with BG Capital Group Ltd. (“BG Capital”), the Company has budgeted to increase its sales and marketing activities in an effort to increase market share.

Loss for the period for Q2-2005 was $1,678,000 (or $0.55 per share) compared with a Q2-2004 loss of $793,000 (or $1.06 per share). The loss for the current quarter includes:

a)

a gain on settlement of debt ($220,000) in Q2-2005 (Q2-2004: $Nil) which was realized on obtaining reductions in certain accounts owing to creditors concurrent with the Company’s recent refinancing; and

b)

a stock compensation expense of $1,097,000 in Q2-2005 (Q2-2004: $Nil) which represents the non-cash value attributed to stock certain stock options granted during Q2-2005 in connection with the Company’s recent financing with BG Capital.

“We completed the funding relative to our restructuring with BG Capital late in the second quarter. Our objectives in the second half of 2005 include increasing the availability of brand Clearly Canadian throughout North American markets through a strong network of direct store delivery partners. We are continuing to complement our field sales force by adding skilled resources to work closely with our distribution network and create new selling opportunities across all classes of trade. We are also actively working to fill regional distribution gaps and to provide brand Clearly Canadian greater marketing and promotional focus. In the third quarter, we expect to announce new distribution relationships in several important U.S. markets. In addition, the Company is currently working closely with current and potential new associates in the development of new business opportunities both domestically and internationally,” said Douglas L. Mason, President and C.E.O. of Clearly Canadian Beverage Corporation.

Six months ended June 30, 2005 (YTD-2005) compared with six months ended June 30, 2004 (YTD-2004)

Sales were $4,289,000 for YTD-2005 compared with $6,065,000 for YTD-2004, a decrease of 29%. In addition to the cumulative impact of significantly reduced sales and marketing activities in recent years, the Company’s financial condition in the first six months of 2005 also did not allow for planned sales initiatives to support the key Spring selling period. With the completion (May 28, 2005) of its financing with BG Capital, the Company now has a satisfactory level of inventory to meet current customer demands. The Company is continuing to complement its field sales force by adding skilled resources to work closely with its distribution network and create new selling opportunities across all classes of trade.

(more)

There was no significant change in the Company’s cost of sales and gross margin percentages in YTD-2005 compared with YTD-2004.

Selling expenses of $1,466,000 in YTD-2005 were approximately 34% of sales, compared with $1,587,000 or approximately 26% of sales in YTD-2004. The increase in the percentage of sales expended on selling expenses is a reflection of the increased cost associated with attempting to maintain market share in a competitive business throughout North America. During the balance of 2005, and in connection with the recent completion of its financing with BG Capital (see news release dated June 2, 2005), the Company has budgeted to increase its sales and marketing activities in an effort to increase market share.

Loss for the period for the six months ended June 30, 2005 was $2,559,000 (or $1.25 per share) compared with $1,290,000 (or $1.79 per share) for the six months ended June 30, 2004. The loss for the current period includes:

a)

a gain on settlement of debt ($220,000) in YTD-2005 (YTD-2004: $Nil) which was realized on obtaining reductions in certain accounts owing to creditors concurrent with the Company’s recent financing; and

b)

a stock compensation expense of $1,097,000 in YTD-2005 (YTD-2004: $Nil) which represents the non-cash value attributed to certain stock options granted in connection with the Company’s recent financing with BG Capital.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage, which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

“Douglas L. Mason”

___________________________________
Douglas L. Mason, President and C.E.O.

For further information please contact:
Valerie Samson, Manager, Communications
(e-mail: vsamson@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)
Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2005 AND DECEMBER 31, 2004
(in thousands of United States dollars, except where indicated)

	Unaudited
	June 30	December 31
	2005	2004
	$	$

Assets

Current assets
Cash and equivalents	947	78
Accounts receivable	1,065	600
Inventories	1,345	524
Prepaid expenses, deposits and other assets	135	167

	3,492	1,369
Long-term investments	28	29
Assets held for sale (note 4)	408	415
Property, plant and equipment (note 4)	2,150	2,252
Prepaid contracts (note 9)	63	116

	6,141	4,181

Liabilities

Current liabilities
Bank indebtedness (note 4)	-	272
Accounts payable and accrued liabilities	3,099	4,150
Customer deposits	10	69
Short term debt (note 4)	932	1,248

	4,041	5,739
Long-term debt (note 4)	1,428	1,957

	5,469	7,696

Shareholders' Equity (Deficiency)

Capital stock (note 5)
Authorized
Unlimited common shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares
Issued
5,448,827 (2004 - 1,033,868) common shares without par value
Outstanding
2,000,000 (2004 - nil) Class B preferred shares	2,000	-
5,411,527 (2004 - 996,568) common shares	62,242	58,590
Warrants
81,500 (2004 - 81,500)	165	165
Options
1,226,344 (2004 - 169,434)	1,133	36
Equity component of convertible debenture	-	26
Contributed surplus	836	810
Cumulative translation adjustment (note 10)	(1,048)	(1,253)
Deficit	(64,656)	(61,889)

	672	(3,515)

	6,141	4,181

CONSOLIDATED STATEMENT OF OPERATIONS
AS AT JUNE 30, 2005 AND DECEMBER 31, 2004
(in thousands of United States dollars, except where indicated)

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended

	June 30	June 30	June 30	June 30
	2005	2004	2005	2004
	$	$	$	$

Sales	2,561	3,131	4,289	6,065

Cost of sales	1,776	2,201	2,968	4,262

Gross profit	785	930	1,321	1,803

Expenses
General and administrative expenses	576	622	1,208	1,230
Selling expenses	824	892	1,466	1,587
Amortization of property, plant and equipment	28	32	60	63
Other expense	56	48	83	54
Financing costs	45	75	91	75
Interest on short-term debt	46	46	96	63
Interest on long-term debt	11	12	25	25
Royalty revenue	-	(4)	(26)	(4)
Gain on settlement of debt	(220)	-	(220)	-
Stock option benefit	1,097	-	1,097	-

	2,463	1,723	3,880	3,093

Loss before income taxes	(1,678)	(793)	(2,559)	(1,290)

Provision for income taxes	-	-	-	-

Loss for the period	(1,678)	(793)	(2,559)	(1,290)

Deficit - Beginning of period	(62,770)	(57,300)	(61,889)	(56,280)

Stock Dividend (note 5)	(208)	-	(208)	-

Prior period adjustments (note 3)
Adoption of new accounting standards	-	-	-	(523)

Deficit - End of period	(64,656)	(58,093)	(64,656)	(58,093)

Basic and diluted loss per share	(0.55)	(1.06)	(1.25)	(1.79)

Weighted average shares outstanding	3,044,976	745,568	2,045,955	722,359